RMS

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC' ...STATES ...COMMISSION
18004935
AN... FO... PART...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-39258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2949 E. Elvira Road, Suite 101
(No. and Street)

Tucson	AZ	85756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary P. Tyc (520) 474-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R&A CPA's
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Drive, Suite 100	Tucson	AZ	85712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of Arizona
County of Pima

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors, LLC, as of February 28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

CASSIDY GILBERTSON
Notary Public State of Arizona
Pima County
My Commission Expires
March 17, 2019

Cassidy Werner

Notary Public Cassidy Gilbertson

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davis Distributors, LLC (a Delaware limited liability company) (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve requirement under Exhibit A of § 240.15c3-3, and information relating to the possession or control requirements under § 240.15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve requirement under Exhibit A of § 240.15c3-3, and information relating to the possession or control requirements under § 240.15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2006.

Tucson, Arizona
February 28, 2018

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
CURRENT ASSETS:	
Cash and equivalents	$ 11,652,635
Receivables:	
12b-1 fees and reimbursements due from the funds	3,098,603
Underwriting commissions	36,366
Other current assets	108,623
Total current assets	14,896,227
OTHER ASSETS:	
Other assets	107,816
Deferred sales commissions, net	428,460
Property and equipment, net of accumulated depreciation of $164,103	10,805
TOTAL	$ 15,443,308
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 6,241,260
Payable to related party	3,062,923
Total current liabilities	9,304,183
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in-capital	387,227,656
Accumulated deficit	(381,089,531)
Shareholders' equity	6,139,125
TOTAL	$ 15,443,308

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Income from 12b-1 Fees	$ 29,100,062
Income from trailing commissions	18,257,680
Underwriting commissions	692,838
Interest income	27,979
Total	48,078,559
EXPENSES:	
Commission and 12b-1 expense	45,823,275
Marketing fees to related party	12,944,190
Selling, general and administrative	742,994
Amortization of deferred sales commissions	187,954
Salaries, wages and benefits	1,931,345
Total	61,629,758
NET LOSS	$ (13,551,199)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(13,551,199)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,852
Amortization of deferred sales commissions	187,954
Changes in operating assets and liabilities:	
12b-1 fees and reimbursements due from the funds	172,728
Underwriting commissions	5,105
Other assets	23,484
Deferred sales commissions, net	2,873
Accounts payable and accrued expenses	(1,612,936)
Payable to related party	(718,223)
Net cash used in operating activities	(15,487,362)
CASH FLOWS FROM INVESTING ACTIVITIES	
Equipment purchases	(945)
Net cash used in investing activities	(945)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	10,000,000
Net cash provided by financing activities	10,000,000
DECREASE IN CASH AND EQUIVALENTS	(5,488,307)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	17,140,942
CASH AND EQUIVALENTS AT END OF YEAR	$ 11,652,635

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-In-Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2016	100	$ 1,000	$377,227,656	($367,538,332)	$ 9,690,324
Capital contributions			10,000,000		10,000,000
Net loss				(13,551,199)	(13,551,199)
BALANCE AT DECEMBER 31, 2017	100	$ 1,000	$387,227,656	($381,089,531)	$ 6,139,125

See notes to financial statements

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 – Summary of Significant Accounting Policies

Role of the Distributor

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Equivalents

The Company places its cash and equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on cash and equivalents.

For purposes of the statement of cash flows, the company considers all short-term investments with a purchased maturity of three months or less to be cash equivalents.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist solely of money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition.

Receivables

Receivables are 12b-1 fees and commission revenue due from the funds and expense reimbursements due from the funds for expenses advanced by the Company. As amounts are collected from related entities, no allowance for uncollectible accounts has been recorded or is considered necessary by management. On the Statement of Financial Condition as of December 31, 2017, 12b-1 fees and reimbursements due from the funds is comprised of the following:

12b-1 Trail Commissions on A & B shares	2,686,854
12b-1 Fee Income	214,354
Expenses Advance to the Funds	197,395
Total	3,098,603

Deferred Sales Commissions

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions.

Note 1 – Summary of Significant Accounting Policies *(continued)*

Property, Plant, and Equipment

Property and equipment is recorded at cost. Equipment and building improvement depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Property and equipment on the balance sheet include the following classes and are depreciated over the following lives:

	Years
Building improvements	15
Furniture and equipment	3 - 7

Income Tax Considerations

As a limited liability company, the Company is not subject to income taxes. The Company provides for income taxes under the provisions of accounting principles generally accepted in the United States of America, which requires management's determination of the existence of uncertain tax positions for which it is reasonably possible that reported total amounts could significantly differ from amounts that may be determined upon examination by taxing authorities. The company is no longer subject to US federal, state, local, or non-US tax examinations by tax authorities for years before 2012. Management does not currently believe that any tax positions of the Company are materially uncertain enough to require disclosure under these provisions.

Note 2 – Related Parties

Amounts due to Davis Selected Advisers, L.P. represent operational expense allocations and reimbursements. During 2017, the Company reimbursed marketing expenses incurred by a related company and subsidiary of Davis Selected Advisers, L.P. in the amount of $12,944,190. Certain officers and directors of the Company also serve as officers and directors of the Funds. Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Additionally, Davis Selected Advisers, L.P. provides operating facilities for Company personnel as part of a shared office arrangement.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3(2) (ii) of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $2,176,892 and net capital requirements of $620,279. The ratio of aggregate indebtedness to net capital was 4.27 to 1.

Note 4 – Employees' Retirement Plans

The Company provides a 401(k) plan for its employees including discretionary matching contributions by the Company, up to 10% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2017 the Company contributed $107,892 under the provisions of the plan.

Note 5 – Contingencies

The Company is involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the Company's financial position or results of operations when resolved.

Note 6 – Subsequent Events

Accounting principles generally accepted in the United States of America require the disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. However, the guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued). The Company evaluated subsequent events through February 28, 2018, which represents the date the accompanying financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Davis Distributors, LLC
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$ 6,139,125
Less nonallowable assets:	
Deferred sales commissions, net	(428,460)
Receivables and other assets	(3,315,042)
Property and equipment, net	(10,805)
Total	(3,754,307)
Net capital before haircut and other deductions	2,384,818
Less haircut on investments:	
Money market mutual funds	(207,926)
Net capital	2,176,892
MINIMUM NET CAPITAL REQUIREMENT - The greater of $25,000 or 6-2/3% of aggregate indebtedness of $9,304,183	620,279
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,556,613
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 9,304,183
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.27 to 1

The differences that exist between the above net capital computation and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements

Davis Distributors, LLC
(A Limited Liability Corporation)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

Member exempt under 15c3-3(k)(2)(ii)

Davis Distributors, LLC
(A Limited Liability Corporation)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

Member exempt under 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT

R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Davis Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2018

Davis Distributors, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Davis Distributors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. Sections 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): Limited business as defined by Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Davis Distributors, LLC

I, Gary P. Tyc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice-President / Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC AND SCHEDULE OF FORM SIPC-3 REVENUES

R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Davis Distributors, LLC (the "Company") for the year ended December 31, 2017, which were agreed to by the Company and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting that the only difference was interest income appropriately excluded from the schedule;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to supporting schedules and working papers, including the Company's trial balance and audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting the only difference was interest income appropriately excluded from the schedule;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers, including the Company's trial balance and audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting the only difference was interest income appropriately excluded from the schedule;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC for the year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2018

Davis Distributors, LLC

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2017

Amount ($)	Business activities through which revenue was earned
$ 48,050,580	Distribution of shares of registered open end investment companies
$ 48,050,580	**Total Revenues**